

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2021

Anthony L. Reese
Vice President and Treasurer
WISCONSIN ELECTRIC POWER CO
231 West Michigan Street
P.O. Box 2046
Milwaukee, Wisconsin 53201

   Re: WISCONSIN ELECTRIC POWER CO
    Registration Statement on Form S-3
    Filed March 23, 2021
    File No. 333-254615

Dear Mr. Reese:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kevin Dougherty at (202) 551-3271 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation